Exhibit 99.1

Vermilion Energy Inc. Announces Third Quarter 2021 Release Date and Conference Call and Webcast Details

CALGARY, AB, Oct. 26, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) will release its 2021 third quarter operating and condensed financial results on Tuesday, November 9, 2021 after the close of North American markets. The unaudited financial statements and management discussion and analysis for the three and nine months ended September 30, 2021 will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

Conference Call and Webcast Details

Vermilion will discuss these results in a conference call and webcast presentation on Wednesday, November 10, 2021 at 9:00 AM MST (11:00 AM EST). To participate, call 1-866-248-8441 (Canada and US Toll Free) or 1-647-792-1240 (International and Toronto Area). A recording of the conference call will be available for replay by calling 1-888-203-1112 and using the conference ID 8475151 from November 10, 2021 at 12:00 MST to November 24, 2021 at 21:59 MST.

You may also access the webcast at https://produceredition.webcasts.com/starthere.jsp?ei=1503760&tp_key=24b7778554. The webcast link, along with conference call slides, will be available on Vermilion's website at http://www.vermilionenergy.com/invest-with-us/events--presentations.cfm under Upcoming Events prior to the conference call.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. In addition, Vermilion emphasizes strategic community investment in each of our operating areas. We have been recognized as a strong performer amongst Canadian publicly listed companies in governance practices, a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada and Germany.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2021/26/c4443.html

%CIK: 0001293135

For further information: Curtis Hicks, President; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 16:05e 26-OCT-21